UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Mobile-health Network Solutions

2 Venture Drive, #07-08 Vision Exchange

Singapore 608526

+65 6222 5223

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Mobile-health Network Solutions Announces Unaudited Interim 2026 Financial Results

Mobile-health Network Solutions (the “Company”) (Nasdaq: MNDR), an established technology-driven facilities services provider in the public and private sectors operating mainly in Singapore, today announced its unaudited financial results for the six months ended December 31, 2025. A copy of the press release relating to the above matter is set forth in Exhibit 99.1, which is being furnished herewith.

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Mobile-health Network Solutions and Its Subsidiaries

Condensed Consolidated Balance Sheets

	December 31, 2025	June 30, 2025
	US$	US$
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	3,479,487	1,034,103
Accounts receivable, net	117,031	108,999
Inventories, net	113,602	103,914
Other current assets	2,520,748	377,291
Amount due from related parties	236,972	159,424
Total current assets	6,467,840	1,783,731

Non-current assets
Property and equipment, net	90,279	138,421
Intangible assets, net	3,212,725	2,360,937
Operating leases right-of-use assets	116,361	164,861
Total non-current assets	3,419,365	2,664,219

TOTAL ASSETS	9,887,205	4,447,950

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	988,425	870,849
Accruals and other payables	357,174	563,530
Amount due to officers	7,565	798
Amount due to related parties	91,959	86,186
Operating lease liabilities, current	87,797	168,948
Total current liabilities	1,532,920	1,690,311

Non-current liabilities
Amount due to officers	-	140,862
Operating lease liabilities	27,666	-
Total non-current liabilities	27,666	140,862

TOTAL LIABILITIES	1,560,586	1,831,173

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, Class A, US$0.00016 par value, 156,250,000 shares authorized, 3,186,999 shares issued and outstanding as of December 31, 2025; US$0.00016 par value, 156,250,000 shares authorized, 749,022 shares issued and outstanding as of June 30, 2025*	510	120
Ordinary shares, Class B, US$0.00016 par value, 156,250,000 shares authorized, 291,888 shares issued and outstanding as of December 31, 2025 and as of June 30, 2025*	47	47
Additional paid-in capital	36,786,799	30,164,959
Accumulated deficit	(28,998,016)	(28,139,599)
Accumulated other comprehensive income	537,279	519,250
Total shareholders’ equity	8,326,619	2,616,777
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	9,887,205	4,447,950

* Retroactively restated to give effect to a share consolidation at a ratio of 1:5 ordinary shares effective on September 25, 2025.

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Mobile-health Network Solutions and Subsidiaries

Unaudited Condensed Consolidated Statements of Operations and other Comprehensive Loss

	For the Six Months Ended December, 31
	2025	2024
	US$	US$

Revenue	3,948,768	4,275,874
Cost	(3,153,465)	(3,640,935)

Gross profit	795,303	634,939

Operating expenses:
Salaries and benefits	(507,729)	(1,200,234)
Share-based compensation	(30,443)	-
Depreciation and amortization	(126,224)	(67,051)
Selling, general and administrative	(1,008,194)	(1,117,271)
Total operating expenses	(1,672,590)	(2,384,556)

Other income:
Other income, net	18,870	93,737
Total other income, net	18,870	93,737

Loss before income tax expense	(858,417)	(1,655,880)

Income tax expense	-	-
Net loss	(858,417)	(1,655,880)

Other comprehensive income:
Foreign currency translation, net of income tax	(53,971)	60,242
Comprehensive loss	(912,388)	(1,595,638)

Net loss per share*
Basic and diluted	(0.51)	(1.92)

Weighted average number of ordinary shares*
Basic and diluted	1,679,782	862,293

* Retroactively restated to give effect to a share consolidation at a ratio of 1:5 ordinary shares effective on September 25, 2025.

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Safe Harbor Statements

This filing contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to execute our strategies, manage growth and maintain our corporate culture; the Company’s future business development, financial conditions and results of operations; expectations regarding demand for and market acceptance of our products and services; changes in technology; economic conditions; the growth of the telehealth solutions industry in Singapore and the other international markets the Company plans to serve; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in Singapore and the international markets the Company plans to serve and assumptions underlying or related to any of the foregoing, other factors beyond our control and other risks contained in reports filed by the Company with the SEC. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this report and in the attachments is as of the date of this report, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mobile-health Network Solutions

Date: March 12, 2026	By:	/s/ Siaw Tung Yeng
	Name:	Siaw Tung Yeng
	Title:	Co-Chief Executive Officer

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EXHIBIT INDEX

Exhibit Number	Description

99.1	Mobile-health Network Solutions Announces H1 FY2026 Results

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